enerPLUS

ENERPLUS CORPORATION
The Dome Tower, Suite 3000
333 – 7th Avenue SW
Calgary, Alberta   T2P 2Z1

T. 403-298-2200 F. 403-298-2211
www.enerplus.com

NEWS RELEASE

August 7, 2013

Enerplus to Present at Enercom's The Oil & Gas Conference - Denver

CALGARY, Alberta – Enerplus Corporation ("Enerplus") (TSX: ERF) (NYSE: ERF) is pleased to advise that Mr. Ray Daniels, Senior Vice-President, Operations, will provide an update on Enerplus' activities via a presentation at Enercom's The Oil & Gas Conference in Denver on August 13, 2013 at 1:55 PM MT (3:55 PM ET). Investors are invited to listen to a live webcast of the discussion at:

http://www.investorcalendar.com/CEPage.asp?ID=171284

To ensure timely participation in the webcast, please log in 15 minutes prior to the start time to register for the event.

Enerplus is a North American energy producer with a portfolio of high-quality, low-decline oil and gas assets, complemented by growth assets in resource plays with superior economics. We are focused on creating value for our investors through the successful development of our properties. Through our activities, we strive to provide investors with a competitive return comprised of both income and organic growth.

For further information, please contact Investor Relations at 1-800-319-6462 or e-mail investorrelations@enerplus.com.

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Ian C. Dundas
President & Chief Executive Officer
Enerplus Corporation